MANUALLY EXECUTED COPY
1-14493
RECD S.E.C.
MAR 1 1 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

02024881

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 03/11/2002

By: /s/ Maria Paula Canais

Name: Maria Paula Canais

Title: Director of Investor Relations

Telesp Celular

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531
- or -
James Prout
Taylor Rafferty
(212) –889-4350

TELESP CELULAR PARTICIPAÇÕES - CAPITAL INCREASE BY A PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – March 11, 2002 – Telesp Celular Participações S.A., (NYSE: TCP; BOVESPA: TSPP3 (Ord), TSPP4 (Pref)) ("TCP"), the holding company which owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and 83% of the share capital of the holding companies that control Global Telecom (49% of the voting capital), the Band B cellular operator in the states of Santa Catarina and Paraná, today announced information about an anticipated capital increase.

TCP intends to raise additional capital by means of an overall capital increase of up to R$2,500,000,000.00 (two billion and five hundred million *reais*) through the issuance of new common shares and preferred shares, in the form of preferred shares and American Depositary Shares ("ADSs").

The new capital will be used to streamline TCP's capital structure and reduce Global Telecom's debt, as well as provide TCP with means to carry out its investment programs with increased flexibility.

As part of the overall capital increase, TCP plans to offer preferred shares, in the form of preferred shares or ADSs, and common shares to holders of its shares and ADSs, in a rights offering pursuant to statutory preferential rights under Brazilian law.

As a further part of this overall capital increase, TCP plans to offer additional common shares (ON) to holders of its common shares in order to increase the number of common shares to 50% of total share capital in an offering of pre-emptive rights only to holders of TCP common shares, as permitted by paragraph 2 of Article 8 of Law n° 10,313/01.

The final amount, in *reais*, of the subscribed capital increase, the issue price of the new shares, and the precise ratio of ordinary and preferred shares to be issued will be determined by the Board of Directors at a meeting expected to be held on April 16, 2002. TCP expects to file a registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the "SEC") with regard to the rights offering of new preferred shares and ADSs. The actions of the Board of Directors at its proposed meeting on April 16, 2002 will be subject to the approval of the registration statement by the SEC.

The referred capital increase was the subject of a "fato relevante" made public last Friday, 03/08/2002.

This information is also available at our website: http://www.telespcelular.com.br

Contacts: **Maria Paula Canais** – Director of Investor Relations
pacanais@telespcelular.com.br
55 (11) 3059-7081

Edson Alves Menini – Investor Relations Advisor
emenini@telespcelular.com.br
55 (11) 3059-7531

Fabíola Michalski
Fmichalski@telespcelular.com.br
55 (11) 3059-7975

Cláudio Wenzel Lagos
clagos@telespcelular.com.br
55 (11) 3059-7480

This communication does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be ünlawful prior to registration or qualification under the securities laws of such jurisdication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 03/11/2002

By: ______________________

Name: Maria Paula Canais
Title: Director of Investor Relations